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                               February 29, 2024

       Ryan McInerney
       Chief Executive Officer
       Visa Inc.
       P.O. Box 8999
       San Francisco, CA 94128-8999

                                                        Re: Visa Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed January 29,
2024
                                                            File No. 333-276747

       Dear Ryan McInerney:

              We have conducted a limited review of your registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-4

       The Exchange Offer
       Procedures for Tendering Class B-1 Common Stock, page 34

   1. On page 34, you list certain representations and warranties that each tendering stockholder will make by signing
the Letter of Transmittal. Such representations and warranties
                                                        include that    such
holder   s participation in the Exchange Offer complied with the
                                                        applicable laws of both
the jurisdiction where such holder received the materials relating to the Exchange Offer
and the jurisdiction from which the tender of the Class B-1
                                                        common stock is being
made    and    if such holder is a non-U.S. person . . . such holder   s
                                                        participation in the
Exchange Offer is made pursuant to and in compliance with the applicable laws in the
jurisdiction in which it is a resident or from which it is tendering shares of Class B-1
common stock and in a manner that will not require Visa to take any action to qualify or
otherwise facilitate a public offering in that country or otherwise.    The
                                                        requirement that
tendering stockholders make these representations and warranties
 Ryan McInerney
FirstName
Visa Inc. LastNameRyan McInerney
Comapany29,
February  NameVisa
            2024   Inc.
February
Page 2 29, 2024 Page 2
FirstName LastName
         operates as a disclaimer and an apparent condition on participation that is inconsistent with Exchange Act Rule 13e-4(f)(8)(i). Please revise or advise.
2.       Refer to the following statements made on page 35:    Visa will
determine in its sole and
         absolute discretion all questions as to the validity, form and eligibility, including time of receipt, acceptance and withdrawal of tendered shares of Class B-1 common stock. . . .
         Visa   s interpretation of the terms and conditions of the Exchange
Offer, including the
         instructions in the Letter of Transmittal, will be final and binding
on all parties.    Please
         revise these statements to include a qualifier that stockholders are not foreclosed from challenging your determination in a court of competent jurisdiction. Conditions of the Exchange Offer, page 36

3. On page 37, you state that Visa may terminate the Exchange Offer if there shall have
         occurred any    limitation on prices for    securities in U.S.
financial markets. Please revise
         this condition to explain what is meant by a    limitation on prices
 as used here, or delete.
4.       On page 37, you have included a condition that will be triggered by a commencement or
         significant worsening of a war or armed hostilities or other national or international calamity, including but not limited to, catastrophic terrorist attacks against the United
         States or its citizens    (emphasis added). Given the ongoing
international hostilities which
         have impacted U.S. citizens, please revise to tailor this offer condition such that stockholders can understand its scope and such that it does not raise illusory offer concerns under Regulation 14E.
5.       Refer to the following statements in the first full paragraph on page
38:    If Visa fails at
         any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that Visa may assert at any time or at various times with respect to the Exchange Offer on or prior to the expiration of
         the Exchange Offer    (emphasis added). If an offer condition is
triggered    while an offer
         is pending, in our view, the offeror must promptly inform stockholders whether it will assert the condition and terminate the offer, or waive it and continue. Reserving the right
         to waive a condition    at any time or at various times    may be
inconsistent with your
         obligation in this regard. Please confirm in your response letter that you will promptly notify target stockholders if a condition is triggered while the Exchange Offer is pending, as well as how you intend to proceed (i.e., waive the condition or terminate the Exchange
         Offer).
Material U.S. Federal Income Tax Consequences, page 56

6. On page 56, you indicate that this summary of the U.S. federal tax treatment of the
         Exchange Offer does not describe    all of the tax consequences that
may be relevant to . . .
         holders subject to special rules, such as . . . financial institutions or financial service
         entities.    Please revise this section to describe such special rules
for financial institutions
         given that the target stockholders are predominantly financial institutions. See Item 4 of
         Schedule TO and Item 1004(a)(1)(xii) of Regulation M-A.
 Ryan McInerney
Visa Inc.
February 29, 2024
Page 3
7. We note that the Exchange Offer is intended to constitute a "recapitalization" within the meaning of Section 368(a) of the Internal Revenue Code. Please file as an exhibit a tax opinion from counsel as appropriate and revise this section accordingly or tell us why you are not required to do so. Refer to Item 601(b)(8) of Regulation S-K and
Section III.A of
       Staff Legal Bulletin No. 19 for guidance.
Item 21. Exhibits and Financial Statement Schedules, page II-3

8.     We note that Instruction 5 to the Letter of Transmittal filed as Exhibit
99.1 requires an
       exchanging stockholder to mark the    Notification of Backup Withholding
   box if they are
       subject to backup withholding. Additionally, the second paragraph of the section labeled
          Important Tax Information    instructs a U.S. stockholder exempt from
backup
       withholding to check the    Exempt payee    line. The Substitute Form
W-9 does not appear
       to contain the referenced    Notification of Backup Withholding    box
or    Exempt payee
       line. Please revise or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any other questions.



                                                            Sincerely,
FirstName LastNameRyan McInerney
                                                            Division of
Corporation Finance
Comapany NameVisa Inc.
                                                            Office of Trade &
Services
February 29, 2024 Page 3
cc:       Joseph Hall
FirstName LastName